GlenRose Instruments Inc. 45 First Avenue, Waltham, MA 02451 Phone: (781) 622-1117, Fax (781) 622-1027

July 23, 2007

Via Facsimile and Edgar

Jennifer R. Hardy
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	GlenRose Instruments Inc. Amendment No. 2 to Registration Statement on Form 10 Form 10-Q for the Quarterly Period ended April 1, 2007 File No. 000-51645

Dear Ms. Hardy:

The purpose of this letter is to respond to your letter of July 3, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Amendment No. 3 to Form 10 (the “Revised Form 10”). Our Form 10-K and Form 10-Q will be conformed to the final disclosures in the Form 10 at such time that the staff has indicated that it has no further comments on the Form 10.

Amendment No. 2 to Registration Statement on Form 10
Results of Operations, page 24

1.	We have reviewed your revised disclosures in response to our prior comment 2. Please expand your disclosures as noted below:
•
We note your general and administrative expense in 2006 increased $332,698 in 2006 from 2005. You further disclose that business development activities increased $125,730 and corporate G&A increased $327,039. Please disclose the offsetting expenses that decreased in 2006 from 2005.

•	Explain the reasons for the fluctuations in your cost of sales for 2005 compared to 2004. We note that you do not disclose any reasons for these fluctuations.
•
You disclose that your general and administrative expenses in 2005 decreased by $536,697 from 2004. In consideration that you disclose that this decrease is due to more efficient use of indirect personnel and no goodwill impairment in 2005 compared to $606,403 in 2004, disclose and quantify the offsetting items that increased in 2005 compared to 2004.

Securities & Exchange Commission
July 23, 2007

Response:  We have expanded our disclosures as follows:

•
General and administrative expense in 2006 was $2,392,368, an increase of $332,698 or 16% from 2005. The increase was caused by expenses at the newly formed Instrument division and additional corporate office expenses. More specifically, the increase was primarily affected by the general and administrative cost at GlenRose Instruments which was $383,726 in 2006, an increase of $327,039 over 2005. Meanwhile, other increases in Eberline general and administrative expenses were offset by other reductions in this subsidiary. Business development costs at our Environmental Services segment increased by $125,730 and general and administrative expenses increased $62,066 at our Analytical Laboratories segment. However, these expenses were offset for the most part by decreases in indirect expenses in the Environmental Services segment at the Hanford subsidiary and the Eberline subsidiary. These cost reductions included elimination of general and administrative personnel, reduced professional and temporary help fees, reduction of audit-related costs. The equivalent of three full-time general and administrative positions were eliminated as personnel were terminated or assigned to direct positions.

•
 The cost of sales in 2005 was $27,239,731, an increase of $986,794 or 4% from 2004. The cost of sales for the analytical laboratories decreased $863,057 or 9% to $8,674,173 in 2005. The cost of sales for the environmental services was $18,565,558 in 2005, an increase of $1,849,851 or 11% over 2004. Revenue at our analytical laboratories decreased in 2004 but management actions to significantly reduce costs were not taken until later in the year. As a result, these cost reduction actions did not benefit fiscal year 2004, but did benefit fiscal year 2005. In 2005, our analytical laboratory revenue remained at approximately the 2004 level, which resulted to a gross profit increase of $920,449. Our environmental services gross profit in 2005 decreased by $261,871 as a result of changes in contract mix. Overall gross profit in 2005 increased by $658,579.

•
General and administrative expense in 2005 was $2,059,670 a decrease of $536,697 or 21% from 2004. Our general and administrative expenses were primarily decreased due to a reduction in personnel which was partly assisted by better utilization of our Deltek software system purchased in a prior year and by changes in general and administrative management. The goodwill impairment of $606,403 shown separately on page 26 of our Form 10 was only a charge that affected 2004 and not 2005.

Note 11 - Segment Data, page 68

2.
We have reviewed the CODM reports you provided to us in response to our prior comment 9 and your response to our prior comment 8. Based on the information that you have provided to us, it appears that discrete financial information is available and reviewed by your CODM for your Analytical Laboratories and Environmental Services, and therefore, your two reportable segments are appropriate. Please revise your segment data footnote to provide all of the disclosures required by paragraphs 25 through 33 of SFAS 131. Specifically, disclose per segment, assets, capital expenditures, depreciation expense, and operating income. Your footnote should also contain relevant information for each period that an income statement is presented.

Response: We have revised Note 11 to include additional segment data such as fixed assets, capital expenditures, depreciation expense and operating income. Prior to December 31, 2005 the Company did not separate fixed assets, capital expenditures, depreciation expense and operating income.

Form 10-Q for the Quarterly Period ended April 1, 2007
Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Securities & Exchange Commission
July 23, 2007

3.	We note the following:
•
Your Analytical Laboratories cost of sales exceeded revenues for the three months ended April 1, 2007. Please expand your discussion to explain to your readers the reason for this negative gross profit.

•	Quantify the reasons for the 25.3% increase in your general and administrative expenses in the quarter ended April 1, 2007.

Response:  We have expanded our disclosures as follows:

•
Our Analytical Laboratories in the first quarter of 2007 reported a segment loss of $240,745 as compared to a gross profit or segment income of $12,123 for the same period in 2006. The loss was primarily due to rapid decrease in revenue without management’s ability to decrease costs at the same rate. The effect of the Department of Energy budget constraints was particularly felt by our analytical laboratories as the flow of samples decreased and our revenues were reduced. Our analytical laboratories reduced their costs during the quarter but not sufficiently enough to offset the decrease in revenue due to lower sample flow.

•
General and administrative expenses in the first quarter of 2007 were $699,492, an increase of $141,191 or 25.3%, as compared to $558,301 for the same period in 2006. The general and administrative cost increase was due to an increase in our business development expenses and general corporate expenses relating to SEC filings. More specifically, our general and administrative expenses were primarily affected by an increase of $53,148 in consulting fees, an increase of $59,588 in indirect labor costs associated with hiring of new employees, an increase of $9,956 in insurance related expenses and to a lesser extent to other general and administrative expenses.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely, GLENROSE INSTRUMENTS INC. /s/ Anthony S. Loumidis By: Anthony S. Loumidis Chief Financial Officer
cc:	Ryan Rohn, Staff Accountant Al Pavot, Senior Accountant Matt Franker, Staff Accountant